VIA EDGAR

August 10, 2007

Mr. Karl Hiller

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Contango Oil & Gas Company Form 10-K for the Fiscal Year Ended June 30, 2006 Filed September 12, 2006 File No. 1-16317

Dear Mr. Hiller:

We respectfully submit this Amendment No. 1 to the previously filed Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K/A”) and this Amendment No. 1 to the previously filed Form 10-Q for the fiscal quarter ended March 31, 2007 (the “Form 10-Q/A”) addressing your comments received in your letter dated July 18, 2007. For your convenience, set forth below are your numbered comments in bold followed by our responses.

Form 10-K for the Fiscal Year Ended June 30, 2006

General

1.	Please modify the explanatory notes on the forepart of your draft amendments to further clarify the nature of the revisions in MD&A. Specifically, you should explain that MD&A is being revised to replace the earlier discussion that was based on activity of continuing and discontinued operations combined, which was presented without differentiation – inconsistent with the financial statement presentation – with a discussion that is focused on continuing operations apart from discontinued operations as determined in accordance with GAAP. The explanatory note in the Form 10-Q amendment should also explain that you are providing expanded MD&A disclosures, covering the first and second quarters of your 2007 fiscal year, in addition to your third quarter, for the same reasons, rather than amending the earlier interim reports. You may clarify that because you did not have newly discontinued operations in 2007, the revisions are for the analysis comparing your more recent activity to that of the corresponding periods of the prior year.

We have modified the explanatory notes in the forepart of our Form 10-K/A and Form 10-Q/A to further clarify the nature of the revisions in MD&A. We have explained that MD&A is being revised to replace the earlier discussion that was based on activity of continuing and discontinued operations combined, which was presented without differentiation – inconsistent with the financial statement presentation – with a discussion that is focused on continuing operations apart from discontinued operations as determined in accordance with GAAP. The explanatory note in the Form 10-Q/A also explains that we are providing expanded MD&A disclosures, covering the first and second quarters of our 2007 fiscal year, in addition to our third quarter, for the same reasons. We clarify that because we did not have newly discontinued operations in 2007, the revisions are for the analysis comparing our more recent activity to that of the corresponding periods of the prior year.

2.	Please ensure that all pages in the amendments to your annual and interim reports are numbered sequentially.

All pages in our Form 10-K/A and Form 10-Q/A are numbered sequentially.

Management’s Discussion and Analysis

Overview

3.	Expand your disclosure under this heading to include an introductory statement regarding the revisions you are implementing. We expect this would elaborate on the MD&A information in the explanatory note appearing in the forepart of the filing, and also clarify that in addition to the changes in the narratives, the tabular information shown has also been revised to be consistent with your GAAP-based financial statements.

We have included an introductory statement regarding the revisions we have implemented. This introductory statement elaborates on the MD&A information in the explanatory note appearing in the forepart of the filing. We clarify that in addition to the changes in the narratives, the tabular information shown has also been revised to be consistent with our GAAP-based financial statements.

Capital Resources and Liquidity

4.	We note that you disclose non-GAAP measures of “cash inflow” and “cash outflow,” representing a selective aggregation of activity appearing in your GAAP-based cash flow statements, which do not agree with the primary classifications. Further, although your discussion is preceded by proposed disclosure specifying cash flows related to discontinued operations for each of the primary classifications, it is unclear from the narrative associated with your non-GAAP measures as to whether these are inclusive of cash flows related to the discontinued operations. We suggest that you further refine your discussion so that it is clear how the activity described correlates with the GAAP measures of cash flow for operating, investing and financing activities. If you have a substantive basis for disclosing the non-GAAP measures, and wish to retain these in your document, you should comply with the requirements of Item 10(e) of Regulation S-K. Please revise the disclosure in your annual and interim reports accordingly.

We have refined our discussion on Capital Resources and Liquidity to correlate with the GAAP measures of cash flow for operating, investing and financing activities. We have eliminated the non–GAAP measures of “cash inflow” and “cash outflow”.

5.	Please expand your disclosures referencing the proceeds received from property sales since 1999, and stating that your liquidity could be impaired due to the decrease in your inventory of producing properties that could be sold in future periods, to include a tabular presentation of proceeds received in each of the prior periods, along with the impact of these sales on your developed reserve quantities, to illustrate the trend. Include the measure of developed reserves held at year end. You may wish to cross reference the reserve activity reported in the Supplemental Oil and Gas Disclosures on page F-28. Please add a discontinued operations subsection near the end of your Results of Operations narrative to briefly discuss the activity in your financial statements that is associated with the discontinued operations, and the sales of these operations.

We have expanded our disclosures referencing the proceeds received from property sales since 1999 to include a tabular presentation of proceeds received in each of the prior periods, along with the impact of these sales on our developed reserve quantities, to illustrate the trend. Further, we included the measure of developed reserves held at year end and cross referenced the reserve activity reported in the Supplemental Oil and Gas Disclosures on pages F-28 and F-29. We also state that our liquidity could be impaired due to the decrease in our inventory of producing properties that could be sold in future periods. Additionally, we added a discontinued operations subsection near the end of our Results of Operations narrative to briefly discuss the activity in our financial statements that is associated with the discontinued operations and the sales of these operations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

General

6.	Please revise the disclosures in an amendment to your interim report as necessary to comply with all applicable comments written on you annual report.

We have amended our Form 10-Q for the fiscal quarter ended March 31, 2007 to comply with all applicable comments written on our annual report.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 960-1901 if you have any questions about the foregoing or need any additional information.

Sincerely,

CONTANGO OIL & GAS COMPANY

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer